Exhibit 2.1

PBAA Fund Ltd.
Woodbourne Hall
PO Box 3162
Road Town, Tortola
British Virgin Islands


                                                        June 18, 2004

IA Global, Inc.
533 Airport Boulevard, Suite 400
Burlingame, California 94010
U.S.A.

Re: Notice of Intent to Convert Convertible Promissory Note to IA Global Common
    Stock

Gentlemen:

Reference is made to the Convertible Promissory Note ("Note"), dated March 5, 2004 between IA Global, Inc. ("IAO"), a Delaware corporation, and PBAA FUND LTD. ("Holder), an open ended limited liability investment company incorporated in the British Virgin Islands.

Whereas, Holder provided the Note of $1,500,000 with interest at 4.5% for working capital purposes, and

Whereas, the Note and interest is due July 31, 2004, and

Whereas, the balance due as of June 18, 2004 is $1,500,000 with interest of $19,511, and

Whereas, all unpaid principal, together with any accrued but unpaid interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) July 31, 2004, or (ii) when such amounts are declared due and payable by the Holder or made automatically due and payable upon or after the occurrence of an Event of Default. Interest on this Note shall be payable on the Maturity Date, and

Whereas, this Note may be prepaid as a whole or in part at any time prior to the Maturity Date upon at least five (5) Business Days' prior written notice to the Holder. Any such prepayment shall be applied first to the payment of expenses due under this Note, second to interest accrued on this Note and third, if the amount of prepayment exceeds the amount of all such expenses and accrued interest, to the payment of principal of this Note.

Whereas, The Holder, at its option and so long as the Company has a sufficient number of Shares reserved and available for issuance, may convert all or part of the sum of the principal and accrued interest then outstanding on the Note into Common Stock at any time after March 5, 2004 at a conversion price of $0.30 per share, and

Resolved, for due and fair consideration, Holder hereby requests to convert the Note and accrued interest, as of June 18, 2004 into 5,065,037 shares of Common Stock of IAO. The Note is enclosed herewith for cancellation. This conversion is based on the average share price of $.30 per share, which was the fair market value of the trailing five day average closing price of the Common Stock of IAO on March 5, 2004, the date Holder committed to make the investment.

Holder understands and acknowledges that the Common Stock to be issued to Holder have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and that the Common Stock must be held indefinitely unless subsequently registered under the Securities Act or their sale is permitted pursuant to an available exemption from such registration requirement.

Holder represents and warrants to IA Global it has received all the information it considers necessary or appropriate for deciding whether to convert the Note into the Common Stock. Holder further represents that it has had an opportunity to ask questions and receive answers from IAO regarding the terms and conditions of such securities and the business, properties, prospects and financial condition of IAO.

Please send a certificate representing the shares of Common Stock to the undersigned at the above address.

                                        Sincerely,

                                        PBAA Fund Ltd.


                                        By: /s/ Hiroki Isobe
                                        Hiroki Isobe, Director

Accepted and Approved
As of June 18, 2004

IA Global, Inc.


By:  /s/ Alan Margerison
     Alan Margerison
     Chief Executive Officer


                                     - 2 -